                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-64889


                                   PROSPECTUS

                           NATIONAL RECORD MART, INC.

                         400,000 SHARES OF COMMON STOCK

                                ($0.01 PAR VALUE)

                               -------------------

                  This Prospectus relates to 400,000 shares (the "Shares") of common stock, $0.01 par value ("Common Stock"), of National Record Mart, Inc. (the "Company"), which may be offered by the Selling Stockholders named herein or their respective pledgees, donees, transferees or other successors in interest (individually, the "Selling Stockholder" or in the aggregate, the "Selling Stockholders") from time to time. The Shares may be acquired by the Selling Shareholders upon exercise of outstanding warrants to purchase shares of Common Stock, issued by the Company on April 16, 1998 in a non-public transaction. Such warrants are exercisable at a price of $.01 per share of Common Stock, at any time on or after October 16, 1998. The Company will receive no part of the proceeds from sales of the Shares offered hereby. The Shares are quoted on the NASDAQ National Market System ("NASDAQ NMS") under the trading symbol "NRMI". On January 11, 1999, the closing price of the Common Stock on the NASDAQ NMS was $7-13/16 per share.

                  The Shares may be offered for sale from time to time by the Selling Stockholders, or by certain other persons who are named in an amendment or supplement to this Prospectus, in one or more transactions described herein on the NASDAQ NMS, in the over-the-counter market, in one or more private transactions or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices or at negotiated prices. See "Plan of Distribution" below. The price at which any of the Shares of Common Stock may be sold, and the commissions, if any, paid in connection with any such sale, may vary from transaction to transaction. It is understood that, under certain circumstances, persons effecting resales of Common Stock purchased and dealers or brokers handling such transactions may be deemed (such persons not so conceding) to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder (the "Securities Act"), with respect to such sales.

                  The Company will bear all expenses incurred in connection with the offering of the Shares pursuant to this Prospectus other than underwriting discounts and commissions, brokerage fees and similar compensation.

                               ------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
    UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                The date of this Prospectus is January 14, 1999.

                              AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an internet site that contains reports, proxy statements and other information filed electronically by the Company with the Commission which can be accessed at http://www.sec.gov. All materials filed by the Company should also be available for inspection at the offices of NASD Operations, 1735 K Street, N.W., Washington, D.C.

                  The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock to which this Prospectus relates. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents filed by the Company with the Commission are incorporated in and made a part of this Prospectus by reference:
(i) the Company's Annual Report on Form 10-K for the year ended March 28, 1998;
(ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended June 27, 1998 and September 26, 1998 and the Company's two Amended Quarterly Reports on Form 10-Q/A for the quarter ended September 26, 1998; and (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 22074) dated July 14, 1993, including any reports updating such description.

                  All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                  Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to Theresa Carlise, Chief Financial Officer, National Record Mart, Inc., 507 Forest Avenue, Carnegie, Pennsylvania 15106 (telephone number 412-276-6200).

                                   THE COMPANY

                  The Company is a Delaware corporation founded in 1937, and operates in a single industry segment as a specialty retailer of prerecorded home entertainment products, including compact discs, audio cassettes, videos and related accessories. According to Billboard magazine, the Company is the sixth largest specialty retailer of prerecorded music in the country as measured by the number of stores. The Company is a leading specialty music retailer in its core


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

western Pennsylvania/eastern Ohio market. The principal executive offices of the Company are located at 507 Forest Avenue, Carnegie, Pennsylvania 15106 and its telephone number at such address is (412) 276-6200.

                            ISSUANCE OF THE WARRANTS

                  On April 16, 1998, the Company issued, to ten sophisticated investors, an aggregate of $15,000,000 of senior subordinated notes, accompanied by warrants (the "Warrants") to purchase an aggregate of 400,000 shares of Common Stock at an exercise price of $.01 per share. In the transaction, the Company agreed to register for resale, under the Securities Act of 1933, the shares of Common Stock issuable upon exercise of the Warrants. The agreement under which the Warrants were issued contains a penalty provision. Under the provision, if a registration statement covering the shares underlying the Warrants has not been declared effective by the Commission by October 16, 1998, additional Warrants are to be issued by the Company, at the rate of 20,000 Warrants for each month that such effectiveness is delayed, or 60,000 Warrants as of the date of this Prospectus.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

                  The Common Stock is listed and traded on the NASDAQ NMS under the symbol NRMI. The following table sets forth for the periods indicated the high and the low sales prices of the Common Stock, as reported in The Wall Street Journal for the periods indicated.

                                                                SALES PRICE PER SHARE

                                                               HIGH                LOW
                                                               ----                ---
1996
          First Quarter........................................2-1/4               15/16
          Second Quarter.......................................2-3/8              1-5/16
          Third Quarter........................................1-7/8              1-1/2
          Fourth Quarter.......................................1-1/2              1-1/4
1997
          First Quarter........................................1-3/4              1-1/4
          Second Quarter.......................................1-9/16             1-1/4
          Third Quarter........................................4-5/8              2-11/16
          Fourth Quarter.......................................4-1/4              3-1/2
1998
          First Quarter........................................6-1/2              5-1/2
          Second Quarter......................................12-1/8              5-7/8
          Third Quarter........................................9-1/8              4-5/16
          Fourth Quarter......................................14                  4

1999      First Quarter (through January 11)...................8-1/16             7-5/8

                  See the cover page of this Prospectus or of the Prospectus Supplement, if any, accompanying this Prospectus for the last sales price of the Common Stock reported in The Wall Street Journal as of a recent date.

                  The Company paid no dividends on the Common Stock for the periods indicated. Dividends on the Common Stock will be determined in light of the Company's results of operations, financial condition, and other factors deemed relevant by the Company's Board of Directors. The Company's loan agreements currently prohibit the payment of any dividends on the Common Stock.

                                 USE OF PROCEEDS

                  The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. All proceeds from the sale of Common Stock offered hereby will be for the account of the Selling Stockholders, as described below.

                              SELLING STOCKHOLDERS

                  The following table sets forth certain information as of the date of this Prospectus regarding the beneficial ownership of Common Stock by each of the Selling Stockholders. Each Selling Stockholder is offering all



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

of the Shares beneficially owned by it. No Selling Stockholder holds any position, office or other material relationship with the Company or an affiliate of the Company.

                                                                        PERCENTAGE OF
                                                        NUMBER OF        OUTSTANDING
                        NAME                            SHARES (1)        SHARES (2)
                        ----                            ------            ------
DFG Corporation                                            2,911              *

Fleming American Investment Trust                         77,925             1.47

Palamundo Securities                                       2.970              *

Robert Fleming & Co.                                      154,222            2.91

Robert Fleming Inc.                                       28,657              *

Scott's Cove Special Credits Fund I, L.P.                  9,914              *

Scott's Cove Special Credits Master Fund, Inc.            30,615              *

Seneca Capital L.P.                                       33,517              *

Seneca Capital International Ltd                          56,013             1.06

ZPG Securities                                             3,256              *


* Less than 1%

(1) Information with respect to beneficial ownership is based upon information obtained from the Selling Stockholders and from the Company's transfer agent. The persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. Shares of Common Stock receivable upon exercise of the Warrants are deemed to be outstanding and to beneficially owned by the person presently entitled to exercise for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 4,732,000 shares of Common Stock outstanding as of the date of this Prospectus.


                          DESCRIPTION OF CAPITAL STOCK

                  The authorized capital stock of the Company consists of 9,000,000 shares of Common Stock, of which as of the date of this Prospectus approximately 4,732,000 shares were issued and outstanding, and 2,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"), which may be issued in one or more series, with such designations, preferences, limitations, voting rights, conversion privileges and other relative rights and terms as shall be set forth in resolutions adopted by the Board of Directors providing for the issuance thereof, of which as of the date of this Prospectus no shares are issued and outstanding.

                  The following description of the Common Stock and Preferred Stock is summarized from the relevant provisions of the Restated Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"). For a complete statement of such provisions, reference is made to the Certificate of Incorporation, which is filed as an Exhibit to the Registration Statement. Whenever particular provisions of such document or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference.

COMMON STOCK

         VOTING RIGHTS

                  The holders of Common Stock are entitled to one vote for each share held by them on all matters voted upon by stockholders and are not entitled to cumulative voting rights or preemptive rights for the purchase of additional shares of any class of the Company's stock.

         DIVIDENDS

                  Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor, subject to the rights of holders of outstanding shares of any series of Preferred Stock. Dividends on Common Stock will be determined in light of the Company's results of operations, financial condition and other factors deemed relevant by the Company's Board of Directors. The Company's loan agreements currently prohibit the payment of any dividends on the Common Stock.

         RIGHTS UPON LIQUIDATION

                  In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock would be entitled to share ratably in all assets remaining after payments to all creditors and payments required to be made in respect of all outstanding shares of any series of Preferred Stock. See "Preferred Stock" below.

         MISCELLANEOUS

                  The outstanding shares of Common Stock are fully paid and are not subject to further call or assessment. The Common Stock does not have any sinking fund, conversion or redemption provision applicable thereto. There is no restriction in the Restated Certificate of Incorporation on the repurchase of shares of Common Stock by the Company with funds legally available therefor.

                  The Common Stock is currently listed and is traded on the NASDAQ NMS, including the shares of Common Stock offered hereby.

                  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

PREFERRED STOCK

                  In addition to the authorized shares of Common Stock, the authorized capital stock of the Company includes 2,000,000 shares of Preferred Stock, par value $0.01 per share, issuable in one or more series with such terms and at such times and for such consideration as the Board of Directors of the Company determines. As of the date of this Prospectus, there were no shares of Preferred Stock outstanding.

         PREFERENCE

                  Generally, any shares of Preferred Stock outstanding will have preference over and will be senior to the rights of the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation or dissolution of the Company.

                              PLAN OF DISTRIBUTION

                  The Selling Stockholders may offer Shares from time to time depending on market conditions and other factors, in one or more transactions on the NASDAQ NMS, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. The Shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Sales of Shares may involve (i) sales to underwriters who will acquire Shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale, (ii) block transactions in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account, (iv) an exchange distribution in accordance with the rules of any such exchange, and (v) ordinary brokerage transactions and transactions in which a broker solicits purchasers. Brokers and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders and any broker or dealer that participates in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. In the event a Selling Stockholder engages an underwriter in connection with the sale of the Shares, to the extent required, a Prospectus Supplement will be distributed, which will set forth the number of Shares being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

                  In connection with distributions of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders also may sell Common Stock short and redeliver the Shares to close out such short positions. The Selling Stockholders also may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Common Stock offered hereby, which Common Stock such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended, to the extent required, to reflect such transaction). The Selling Stockholders also may pledge the Shares registered hereunder to a broker-dealer or other financial institution, including affiliates of the Company, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Common Stock pursuant to this Prospectus (as supplemented or amended, to the extent required, to reflect such transaction).

                  In addition, the Selling Stockholders may from time to time sell Shares in transactions under Rule 144 under the Securities Act.

                  In connection with the issuance of the Warrants, the Company agreed to have a registration statement pertaining to the shares of Common Stock issued or issuable upon exercise of the Warrants filed with and declared effective by the Securities and Exchange Commission by October 16, 1998 at the Company's expense and to maintain the effectiveness of such registration statement until the earlier of (a) April 16, 2001 or (b) the Selling Stockholders' disposition of all such registered shares. Prior to effectiveness of the registration statement, shares of Common Stock issuable upon exercise of the Warrants may not be sold absent an applicable exemption from registration. The Company agreed to bear all expenses incurred in connection with the registration and qualification of the shares registered. In addition, the Company agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                  Until such time as the registration statement is filed with the Commission and declared effective, the resale of the shares of Common Stock issued or issuable upon exercise of the Warrants is not permitted, except in reliance upon an appropriate exemption under the Securities Act.

                                  LEGAL MATTERS

                  Certain legal matters in connection with the validity of the Shares offered hereby have been passed upon for the Company by Reed Smith Shaw & McClay LLP, counsel for the Company.

                                     EXPERTS

                  The consolidated balance sheets of the Company as of March 28, 1998 and March 29, 1997, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 28, 1998 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Ernst & Young LLP, independent auditors given on the authority of said firm as experts in accounting and auditing.

                       CERTAIN FORWARD-LOOKING STATEMENTS

                  From time to time, the Company may communicate in oral or written form statements relating to the future results of the Company that may be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, the pricing and marketing activities of large diversified retailers within the geographic area of the Company's operations; the extent to which recording artists release "hit" recordings; changes in sales and advertising promotion practices by the major music distributors; weather, especially during the Christmas selling season; and interest rates, which affect the Company's financing costs.

================================================================================

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information..........................................................2
Incorporation of Certain Documents by Reference................................2
The Company....................................................................2
Issuance of the Warrants.......................................................3
Price Range of Common Stock and Dividends......................................3
Use of Proceeds................................................................3
Selling Stockholders...........................................................3
Description of Capital Stock...................................................4
Plan of Distribution...........................................................5
Legal Matters..................................................................6
Experts........................................................................7
Certain Forward-Looking Statements.............................................7



================================================================================



================================================================================


                                 400,000 SHARES



                              NATIONAL RECORD MART,
                                      INC.

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------



                                 ---------------




================================================================================